UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)

of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports

Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No. 333-151200

Flurida Group, Inc.
(Exact name of registrant as specified in its charter)

11220 Rojas Suite C-3 El Paso, TX	79935
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (800) 433-9938

Common Stock, $.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: 80.

Pursuant to the requirements of the Securities Exchange Act of 1934, Flurida Group, Inc., has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Flurida Group, Inc.

Dated: April 27, 2017	By:	/s/ Jianfeng Ding
Jianfeng Ding
Chief Executive Officer